

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 1, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Robert Cheney
Chief Executive Officer
Cardima, Inc.
47266 Benicia Street,
Fremont, CA 94538-7330

> **RE: Cardima, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 19, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **File No. 000-22419**

Dear Mr. Cheney:

We have reviewed your response dated November 17, 2009 and related filings and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the fiscal quarter ended June 30, 2009

Item 4. Controls and Procedures, page 22

1.	We note your response to prior comment 5. It is unclear from your response whether assessments of internal control over financial reporting under Item 308T(a) of Regulation S-K were actually performed at March 31, 2009 and at June 30, 2009. If full assessments of internal control over financial reporting under Item 308T(a) were not performed at March 31, 2009 and at June 30, 2009, please amend your filings to remove management's reports as of those dates.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer